Response Biomedical Announces LXU Healthcare As A
Regional US Distributor For The RAMP Cardiovascular Tests

Vancouver, British Columbia, Dec. 1, 2005 – Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF), announced today that it has appointed LXU Healthcare, Inc., a leading provider of premier medical equipment and specialty devices, as its exclusive distributor for the RAMP Cardiovascular Tests in a number of key markets in the USA.

Response Biomedical has received US Food and Drug Administration (FDA) and Canadian regulatory clearance for its fluorescence-based RAMP Reader for general clinical use and three RAMP Cardiac Marker Tests for detecting troponin I, CK-MB and myoglobin. LXU Medical, LXU Healthcare’s Medical-Surgical division will also distribute the Company’s NT-proBNP test which is expected to be available towards the end of 2006. These rapid quantitative tests assist in the rapid diagnosis of a broad array of cardiovascular conditions including congestive heart failure, heart attack or acute myocardial infarction (AMI), and risk stratification of patients with acute coronary syndrome or heart failure.

“We supply the country’s leading hospitals and surgical centers with some of the best and most innovative products in the industry through a dedicated organization of sales and marketing professionals,” says Joseph Potenza, President and CEO, LXU Healthcare. “We are excited about the addition of Response Biomedical to our current product portfolio due to the superior performance and sensitivity of the RAMP Cardiac Marker Tests, making these products extremely attractive to point-of-care specialists, particularly with the NT-proBNP test for congestive heart failure anticipated next year.”

The major markets for which LXU Medical has been granted exclusive distribution for the RAMP Cardiac Marker Tests include the States of Virginia, Maryland, Delaware, Pennsylvania, Ohio, Kentucky, Indiana, Michigan, Illinois, Wisconsin, Iowa, Missouri, Minnesota, Nebraska, North Dakota, South Dakota, West Virginia, part of New Jersey and the District of Columbia.

“LXU Medical is one of the nation's leading suppliers of specialty medical products with a strong emphasis on point-of-care, emergency and cardiology applications in hospitals and surgery centers,” says Bill Radvak, President and CEO, Response Biomedical. “LXU Medical has been selected after a thorough review of all leading specialty distributors, and we anticipate concluding additional distribution agreements in the United States in the near future.”

In a Company sponsored dual predicate multi-center clinical trail, the RAMP troponin I test showed strong correlation with the Dade Dimension lab-analyzer and significant performance improvement versus the market-leading POC device at low troponin I concentrations. To review the published results, please visit the Company’s website. Both correlation and sensitivity are key performance criteria for clinical decision makers, and provide significant product differentiation opportunities for the Company's marketing efforts.

About LXU Healthcare
LXU Healthcare, Inc., formerly known as Primesource Healthcare, Inc., is a specialty medical products sales, marketing and manufacturing company. Based in Massachusetts, the Company sells a broad portfolio of specialty medical products, to over 3,000 hospitals and surgery centers nationwide through its LXU Medical division. For more information about LXU Healthcare, please visit www.lxuhc.com.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing higher sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations, are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com